CALTON & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2018 AND 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 N Rocky Point Drive, Suite 100
(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cole, Chief Financial Officer (813)264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo & Company
(Name – *if individual, state last, first, middle name*)

1907 S Alexander St. Suite 2	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David S. Cole _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Calton & Associates, Inc. _____, as

of September 30 _____, 20 18 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

SVP, Chief Financial Officer
Title

_____
Notary Public

> PAUL R. RICHARDSON
> MY COMMISSION # FF920112
> EXPIRES September 21, 2019
> (407) 398-0153   FloridaNotaryService.com

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2018 AND 2017

TABLE OF CONTENTS



RAULERSON CASTILLO
& COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Calton & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Calton & Associates, Inc. as of September 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Calton & Associates, Inc.'s management. Our responsibility is to express an opinion on Calton & Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Calton & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raulerson Castillo & Company

Raulerson Castillo & Company
We have served as Calton & Associates, Inc.'s auditor since 2009.
Plant City, Florida
November 27, 2018

1

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2018 AND 2017

ASSETS

	2018	2017
ASSETS		
Cash and cash equivalents	$ 6,023,826	$ 5,690,266
Investments	71,859	83,425
Receivables		
Clearing agents	100,221	121,043
Commissions & fees	579,467	422,477
Notes & other	56,940	205,599
Inventory	-	20,170
Property & equipment, net of accumulated		
depreciation	123,617	143,946
Deferred tax asset	35,390	66,852
Prepaid expenses	751,228	515,760
Deposits	328,973	328,445
Total Assets	$ 8,071,521	$ 7,597,983

LIABILITIES AND SHAREHOLDERS' EQUITY

	2018	2017
LIABILITIES		
Accounts payable	$ 66,826	$ 74,205
Notes payable	-	253,102
Accrued expenses:		
Clearing agent	-	23,556
Commissions & wages	3,129,930	2,845,164
Employee benefits	230,839	245,236
Income taxes payable	316,478	467,230
Other accrued expenses	1,301,924	803,440
Total Liabilities	5,045,997	4,711,933
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, no par:		
authorized 37,500,000 shares, issued and		
outstanding 5,360,000 shares	536	536
Class B: Voting and participating stock, no par:		
authorized 37,500,000 shares, issued and		
outstanding 0 shares	-	-
Retained earnings	3,024,988	2,885,514
Total Shareholders' Equity	3,025,524	2,886,050
Total Liabilities and Shareholders' Equity	$ 8,071,521	$ 7,597,983

See accompanying accountant's report and notes to financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Calton & Associates, Inc. (the "Company") is a fully disclosed registered securities broker-dealer, a member of the Financial Industry Regulatory Authority (FINRA) and a Registered Investment Advisory firm with the Securities Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities, mutual funds, insurance products and investment advisory services through a national network of independent financial advisors.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, the Company maintain its books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Commissions and Investment Advisory Fees

Securities transactions and the related revenue and expense are generally recorded on a trade date basis, with the exception of securities commissions received from National Financial Services LLC which are recorded on a settlement date basis unless the difference between trade date basis and settlement date basis is deemed material. Investment advisory fees are earned on a pro rata basis over the term of the contract with the customer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The amount of current and deferred taxes or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. Management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

See accompanying accountant's report

NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2018, there was restricted cash of $1,214,649 held in an account at Hilltop Securities, Inc., a clearing agent. The account collateralizes securities trading and inventory accounts.

NOTE 4: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure the fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30:

	2018			
	Level 1	Level 2	Level 3	Total
Assets				
Investments, available for sale				
Equities	$ 71,859	$ -	$ -	$ 71,859
Total Investments, available for sale	71,859	-	-	71,859
Investments, trading				
Corporate bonds	-	-	-	-
Municipal bonds	-	-	-	-
Total Investments, trading	-	-	-	-
Totals	$ 71,859	$ -	$ -	$ 71,859

CALTON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2018 AND 2017

	2017			
	Level 1	Level 2	Level 3	Total
Assets				
Investments, available for sale				
Equities	$ 83,425	$ -	$ -	$ 83,425
Total Investments, available for sale	83,425	-	-	83,425
Investments, trading				
Corporate bonds	-	14,325	-	-
Municipal bonds	-	5,845	-	-
Total Investments, trading	-	-	-	20,170
Totals	$ 83,425	$ 20,170	$ -	$ 103,595

The Company's carrying amounts of cash and cash equivalents, commissions receivable, receivables from clearing organizations, accounts payable and other liabilities, prepaid expenses and other assets approximate their fair values due to their short-term nature and/or as they are receivable or payable upon demand.

NOTE 5: PROPERTY & EQUIPMENT

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed on the straight–line basis using the estimated life of the asset, generally five to seven years. The modified acceleration costs recovery system (MACRS) and asset-expending provisions of code section 179 are utilized for income tax reporting purposes.

	2018	2017
Equipment	$ 94,947	$ 101,785
Furniture	118,504	118,504
Software	-	8,371
Accumulated depreciation	(89,834)	(84,714)
	$ 123,617	$ 143,946

NOTE 6:   DEPOSITS

At September 30, 2018, deposits consist of the following:

	2018	2017
Clearing agent deposits	$ 305,003	$ 305,003
Regulatory deposit	4,865	5,102
Rent	19,105	18,340
Other		
Total	$ 328,973	$ 328,445

NOTE 7:   PROFIT SHARING AND 401(K) PLAN

The Company sponsors a qualified profit-sharing and 401(k) retirement plan that covers substantially all full-time employees. Profit sharing contributions totaling $149,977 and $156,297 for 2018 and 2017, respectively, represent the lesser of the maximum contribution allowed or up to 8.68% of participant compensation for 2018 and 7% of participant compensation for 2017. 401(k) Safe Harbor contributions totaled $80,862 and $76,813 in 2018 and 2017, respectively.

NOTE 8:   INCOME TAXES

At September 30, 2018, the financial statement reflected income taxes currently payable of $316,478 and a deferred tax asset of $35,390. At September 30, 2017, the financial statements reflected income taxes currently payable of $467,230 and a deferred tax asset of $66,852. The deferred tax asset represents the estimated future tax consequences resulting from difference in book and tax depreciation methods, and limitation on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes.

See Note 9 regarding accrued legal and settlement costs.

The components of income tax expenses are as follows:

	2018	
	Federal	State
Current expense (benefit)	$ 226,063	$ 268,824
Deferred expense (benefit)	49,243	-
Income tax expense (benefit)	$ 275,306	$ 268,824

CALTON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2018 AND 2017

	2017	
	Federal	State
Current expense (benefit)	$ 419,527	$ 31,334
Deferred expense (benefit)	(43,452)	-
Income tax expense (benefit)	$ 376,075	$ 31,334

NOTE 9: COMMITMENTS AND CONTINGENT LIABILITIES

Leases

The Company is obligated under non-cancellable operating leases for the rental of office space. Rent expense under the leases totaled $266,380 and $278,374 for 2018 and 2017, respectively. At September 30, 2018, future minimum lease payments are as follows:

2019	$	260,119
2020		255,660
2021		258,803
2022		265,895
2023		181,939
	$	1,222,416

Legal Proceedings

At September 30, 2018, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $445,758. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $445,758 under the caption "Other Accrued Expenses".

NOTE 10: OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is in business as an introducing broker-dealer. The Company's activities through the clearing broker-dealer may expose the Company to off-balance sheet risk in the event that customers or other third parties fail to satisfy their obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company maintains cash and cash equivalents in bank and securities accounts which, at times, may exceed federally insured limits. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

See accompanying accountant's report
7

CALTON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2018 AND 2017

NOTE 11:   NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of $1,793,865, representing an excess over required net capital of $1,457,465. The ratio of aggregate indebtedness to net capital was 281% and 276% at September 30, 2018 and 2017, respectively.

NOTE 12:   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 27, 2018, the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.